

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 22, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gregory McGrath
Chief Financial Officer
24 Kaningos Street
Piraeus 185 34 Greece

> **Re:** **Omega Navigation Enterprises, Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **File No. 001-33976**

Dear Mr. McGrath:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 20-F for the year ended December 31, 2008

Selected Financial Data, page 1

1. We note your presentations of "EBITDA" on pages 2 through 4 of the filing.
Your presentation is considered to be a non-GAAP financial measure. As such, it
is subject to the disclosure requirements of Item 10 of Regulation S-K. Non-
GAAP financial measures should be clearly labeled as such and should also be
separately presented in this table. They should not be commingled with GAAP
financial measures under the caption "Cash Flow Data." Please revise your
presentation accordingly.

2. Your attention is invited to Release No. 34-47226 with regard to the requirements
for the presentation of such a measure. Section II-B-2 of the above referenced
Release specifically prohibits excluding charges or liabilities that required, or will
require, cash settlement, or would have required cash settlement absent an ability
to settle in another matter from non-GAAP liquidity measures, other than the
measures "EBIT" and "EBITDA." The measure that you are presenting is not
"EBITDA" but has been further adjusted. As such, its presentation in this portion
of the filing is not appropriate. Please delete this measure from the Selected
Financial Data in future filings. We will not object if you wish to present true
"EBITDA" as a liquidity measure in its place.

3. As a related matter, you state that the measure that you have presented is used by
your lenders as a measure of your compliance with certain loan covenants. If
true, it may be appropriate to present "Adjusted EBITDA" in the MD&A section
of the filing as part of your discussion of "Liquidity and Capital Resources." If
management believes that the related credit agreement is a material agreement,
that the covenant is a material term of the credit agreement and that information
about the covenant is material to an investor's understanding of the company, you
may be required to disclose the measure as calculated by the debt covenant as part
of MD&A. Please refer to Question 10 of the FAQ Regarding the Use of Non-
GAAP Financial Measures dated June 13, 2003 for guidance. We would expect
any non-GAAP financial measure that you present to be entirely consistent with
the requirements of the debt covenant.

Company Specific Risk Factors, page 12

4. Refer to the final risk factor under this heading. You state that you are a holding
company dependent upon the ability of your subsidiaries to distribute funds to you
in order to satisfy your financial obligations and to make dividend payments.
Please discuss the consideration you have given to the disclosure requirements of
Rule 4-08 (e) (3) of Regulation S-X. It appears that Schedule I may be required
as well, pursuant to Rule 5-04 (a) (3) of Regulation S-X. Please provide these
disclosures in future filings or advise, supplementally and in detail, why they are
not required.

<u>Tabular Disclosure of Contractual Obligations, page 51</u>

5. Please expand your accompanying footnotes to clarify, if true, that you have not included interest payments in this table. In addition, please provide, or cross-reference to, additional information that is material to an understanding of the company's cash requirements with respect to interest payments.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief